     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yardville National Bancorp
Commission File No. 000-26086

     James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc. (“PNC”), is scheduled to give a presentation to investors on August 13, 2007 at the Keefe, Bruyette & Woods Large Cap Bank Conference in Kohler, Wisconsin. This presentation will be accompanied by a series of electronic slides that include information pertaining to the financial results and business strategies of PNC. The following slides and related material were posted on PNC’s website on Friday, August 10, 2007, after the market close:

ADDITIONAL INFORMATION ABOUT THE PNC/YARDVILLE NATIONAL BANCORP TRANSACTION

The PNC Financial Services Group, Inc. (“PNC”) and Yardville National Bancorp (“Yardville”) have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

The PNC Financial Services Group, Inc.

Keefe, Bruyette & Woods
Large Cap Bank Conference

Kohler, WI
August 13, 2007

Cautionary Statement Regarding Forward-Looking Information and Adjusted Information

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC's future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.

The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix, which is included in the presentation handouts and in the version of the presentation materials posted on our corporate website at www.pnc.com/investorevents. We provide greater detail regarding these factors in our 2006 Form 10-K, including in the Risk Factors and Risk Management sections, and in our first and second quarter 2007 Form 10-Qs and other SEC reports (accessible on the SEC's website at www.sec.gov and on or through our corporate website).

Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject. The forward-looking statements in this presentation speak only as of the date of this presentation. We do not assume any duty and do not undertake to update those statements.

In this presentation, we will sometimes refer to adjusted results to help illustrate (1) the impact of BlackRock deconsolidation near the end of third quarter 2006 and the application of the equity method of accounting for our equity investment in BlackRock and (2) the impact of certain specified items, including 2006 BlackRock/MLIM transaction gain, 2006 cost of securities and mortgage portfolio repositionings, 2006 and 2007 BlackRock/MLIM transaction and Mercantile Bankshares acquisition integration costs, and 2006 and 2007 gains/losses related to our BlackRock LTIP shares obligation. We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations. While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to those shown. In certain discussions, we also provide revenue information on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments. We believe this adjustment may be useful when comparing yields and margins for all earning assets.

This presentation may also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under "About PNC – Investor Relations."

Industry Concerns

PNC's Differentiated Position

- High quality home equity portfolio
  - Relationship based
  - 92% in footprint
  - Performing well to date
  - Reflects our disciplined approach to credit
- Well-balanced commercial portfolio
  - Risk is diversified and granular
  - Proportionally less commercial real estate exposure than peers
  - Relatively higher concentration of asset-based lending
  - No "hung" syndications
- Well-positioned to perform in this environment

PNC

PNC is differentiated by…

- A history of execution
- A diversified business mix with clear strategies for growth
- A strong risk management process
- A disciplined capital deployment strategy

Building a Great Company by Delivering on Our Promises


Focus on improved customer satisfaction
Deepen customer relationships with new/enhanced products
Build diversified business mix
2000s
Develop strong corporate governance
Build a disciplined economic capital allocation process
LEADING THE WAY...
Increase Brand Awareness
1990s
Expand distribution capabilities
Expand into higher growth markets and products
Invest in industry-leading technology platform
Enhance risk management capabilities
Focus on expense management

Strong First Half Performance

- Reported earnings of $2.67 per diluted share
- First half 2007 net income up 20% versus first half 2006
- Primary businesses met or exceeded expectations
- Created positive operating leverage on an adjusted basis*
- Maintained excellent asset quality
- Mercantile acquisition closed and integration process well underway
- Announced pending acquisitions of Yardville and Sterling and closed ARCS acquisition

*Adjusted numbers are reconciled to GAAP in the Appendix

Financial Highlights

Assets	$126 billion
Total revenue	$3.3 billion
Net income	$882 million
Noninterest income to total revenue	59%
Net interest margin	3.00%
Nonperforming loans to total loans	0.34%
Tangible common equity	5.5%

At or for the six months ended June 30, 2007

PNC

PNC is differentiated by …

- A history of execution
- A diversified business mix with clear strategies for growth
- A strong risk management process
- A disciplined capital deployment strategy

PNC

A Diversified Business Mix

Business Leadership

Winning in the Payments Space

- **Retail Banking**
  - A leading community bank in PNC major markets
  - One of the nation's largest bank wealth management firms

A Premier Middle-market Franchise

- **Corporate & Institutional Banking**
  - Top 10 Treasury Management business
  - The nation's fourth largest lead arranger of asset-based loan syndications
  - Harris Williams - one of the nation's largest M&A advisory firms for middle-market companies

World Class Asset Manager

- **BlackRock**
  - A global asset management company with over $1.2 trillion in assets under management

A Leading Global Servicing Platform

- **PFPC**
  - Among the largest providers of mutual fund transfer agency and accounting and administration services in the U.S.

First Half 2007 Business Earnings Contribution*


$ millions
$428
$254
$110
$63
Contribution
50%
30%
13%
7%

*Business earnings reconciled to GAAP net income of $882 million in the Appendix. BlackRock segment earnings exclude our pretax share of BlackRock/MLIM integration costs totaling $3 million.

Growing Our Diverse Revenue Streams

Contribution to Total Revenue – For the Six Months Ended June 30, 2007

Adjusted loan net interest income increased 13% year over year*



Loan net interest income
15%
Asset Management
11%
Fund Servicing
12%
Corporate Services
10%
15%
Consumer Services, Brokerage and Deposit Charges
11%
Equity Management, Trading and Other
Deposit net interest income
26%

Adjusted noninterest income increased 10% year over year*

Adjusted deposit net interest income increased 30% year over year*

*Adjusted noninterest income, deposit net interest income, loan net interest income and growth percentages are reconciled to GAAP in the Appendix. Unadjusted growth: noninterest income (19%), deposit net interest income 30%, and loan net interest income 11%.

PNC

Differentiated Fee-Based Businesses

Noninterest Income to Total Revenue

For the six months ended June 30, 2007



70%
60%
50%
40%
30%
20%
10%
0%
PFPC & BLK
Banking Businesses and other
PNC
USB
KEY
FITB
WB
WFC
STI
BBT
NCC
RF
CMA

Source: SNL DataSource, PNC as reported

Strategies for Growth

- Build brand awareness to acquire, retain, and deepen customer relationships
- Redeploy capital to high return, high growth products and markets

Opportunity to Enhance Brand Recognition


Brand Equity Index
Best
Worst
Differentiated
GOAL
Bank A
Bank B
Bank C
Bank D
Bank E
PNC
Bank F
Bank G
Bank H
Bank I
Areas to Improve
Current Strengths
Purchase Funnel
Awareness
Consideration
Customers
Preferred
Entrenched

Source: 2006 PNC Brand and Advertising Performance Research

Executing on Our Strategy to Gather Low Cost Deposits

PNC Has Been Focused on Growing Noninterest-Bearing Deposits…

Average Balances	2Q07 vs. 2Q06 PNC	2Q07 vs. 2Q06 Peers
Interest-bearing deposits	24%	12%
Noninterest-bearing deposits	28%	3%
Total deposits	25%	10%

Source: SNL DataSource, PNC as reported. Peers reflects average of the super-regional banks identified in the Appendix other than PNC

Through Multiple Channels

Contribution to Average Noninterest-Bearing Deposits
As of 6/30/07



Consumer
38%
Corporate Banking, Treasury Management and Other
21%
Midland
17%
24%
Small Business

PNC

Differentiated Deposit Strategy

Providing a Funding Advantage…

Average Noninterest-Bearing Deposits to Average Earning Assets

	2Q07
CMA	21 %
WFC	21
PNC	18
KEY	17
RF	16
FITB	15
USB	15
STI	14
NCC	14
BBT	12
WB	10

With a Low Cost of Deposits

Interest Cost of Total Average Deposits

	2Q07
USB	2.23 %
WFC	2.44
PNC	2.72
CMA	2.73
RF	2.83
FITB	2.93
KEY	2.96
STI	3.06
BBT	3.12
WB	3.12
NCC	3.23

For the three months ended June 30, 2007
Source: SNL DataSource, PNC as reported

PNC

Relationship Strategy Drives Fee Growth

Leveraging the Payments Business

	1H07	Growth[1]
Small Business		
Small Business debit card revenue ($ millions)	$6.8	+17%
Small Business online banking users	49%	+11%[2]
Consumer		
Consumer debit card revenue ($ millions)	$54.8	+12%
Consumer online banking users	55%	+9%[2]
Consumer online bill-pay users	29%	+66%[2]

(1) Growth is for 1H07 vs. 1H06, not including Mercantile
(2) Reflects growth in users, not including Mercantile

A Leader in Cross-sell Penetration of Middle Market Customers in Footprint

- PNC has highest percentage of lead bank relationships in our footprint – 63%*

	PNC Footprint Penetration*	
	2006	Rank
Treasury management	74%	1st
Business checking accounts	69%	1st
Capital markets	26%	1st
Equipment leasing	17%	1st

* Based on third party survey of companies with annualized revenues of $30-$500 million

PNC

Redeploying Capital to High Return, High Growth Products - PFPC

Driving Fee Revenue Growth


$millions
Emerging Product Fee Revenue
Core Product Fee Revenue
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
21%
79%
29%
71%
2004
2007

For the Six Months Ended June 30

Emerging Product Growth Focus


Emerging Product Revenue
3-Year CAGR*
44%
20%
14%
9%
Combined 3-Year
CAGR 19%
Managed Accounts
Offshore
Alternative Investments
Subaccounting

* CAGR reflects compound annual growth for 1H07 vs 1H04

PNC

Investing in Fast Growing and Affluent Mid-Atlantic Region

76% of PNC Pro Forma Branches Located Between the Hudson and Potomac Rivers



New York
Pennsylvania
Ohio
Indiana
New Jersey
Delaware
Maryland
Virginia
Kentucky
Original PNC Branches
Acquisitions
Completion Date
Sterling Financial Corp. Pending
Yardville National Bancorp Pending
Mercantile Bankshares Corp. 3/2/07
Riggs National Corp. 5/13/05
United National Bancorp 1/1/04

PNC

PNC Demographics Continue to Improve

Median Household Income



$73,965
$69,270
$69,363
$66,273
$60,949
$56,250
$54,620
PNC
United Trust
Riggs
Mercantile
Yardville*
Sterling*
PNC
2003
Acquisitions
Proforma

Projected 5-Year Population Growth



10.0%
8.4%
6.0%
3.4%
3.9%
3.7%
2.0%
PNC
United Trust
Riggs
Mercantile
Yardville*
Sterling*
PNC
2003
Acquisitions
Proforma

Amounts based on data at time of acquisition announcement. United Trust data reflects demographics of footprint counties weighted by households. Mercantile, Yardville and Sterling data reflect demographics of footprint counties of that company, or by MSA in the case of Riggs, weighted by deposits. PNC 2003 and PNC Proforma amounts reflect demographics, weighted by deposits, of PNC's 68 county footprint and 105 county footprint, respectively, including the impact of PNC's ongoing branch optimization process. PNC and Mercantile headquarter offices excluded for purposes of deposit weighting. Source: SNL DataSource. *Pending.

PNC

Bringing the Power of PNC to New Clients

Expanding Distribution of Fee-based Products

Noninterest income to total revenue[1]


51%
24%
40%
29%
9%
42%
PNC (2)
United National
Riggs National
Mercantile
Yardville
Sterling

Opportunities

- Wealth Management
- Brokerage
- Credit Card
- On-line banking
- Treasury Management
- Small Business
- M&A Advisory Services
- Capital Markets

(1) United, Riggs, and Mercantile based on the most recent reporting quarter prior to closing. Yardville and Sterling based on most recent reporting quarter, and in the case of Sterling, excludes its Equipment Finance, LLC unit. Source: SNL DataSource

(2) For the six months ended June 30, 2007, not including PFPC and BlackRock. Reconciled to noninterest income to total revenue on a GAAP basis of 59% in the Appendix.

PNC

Executing on Product Depth and Sales Capabilities in Expanded Markets

Growing Noninterest Income and Deepening Relationships in the Greater Washington Area ("GWA") Region Post Riggs Acquisition*

PNC - GWA Retail Relationships



16% CAGR
125,000
100,000
75,000
50,000
25,000
June 30, 2005[1]
June 30, 2007
GWA business checking relationships
GWA consumer checking relationships

GWA noninterest income to total revenue



+280 Basis Points
40.5%
43.3%
PNC GWA Region[2]

(1) Riggs transaction completed May 2005
(2) For the three months ended March 31, 2006 compared to the six months ended June 30, 2007

*Does not include Mercantile

PNC

PNC is differentiated by…

- A history of execution
- A diversified business mix with clear strategies for growth
- A strong risk management process
- A disciplined capital deployment strategy

PNC's Credit Culture Evolution

Organizational Independence

New Credit Risk Rating System

Improved Credit Training

Credit Culture Evolution

(2000 – Present)

Adherence to "Target Zone" of Losses

Early Workout Intervention

Focus on Getting Paid Per Unit of Risk

"Focus on the Front Door"

Proactive Process Driven by Returns


Credit
Help
Talk
Listen
Teamwork

- Not overly concentrated in any area
- More granularity
- Limited exposure to leveraged lending
- Strong origination and distribution capabilities

High Quality Consumer Loan Portfolio

Composition of Consumer Loan and Residential Mortgage Portfolio

As of June 30, 2007


Other
7%
Home
Equity
52%
Residential
Mortgage
34%
Auto
7%

Home Equity Portfolio Credit Statistics[1]

	June 30, 2007
First lien positions	**42%**
In-footprint exposure	**92%**
Weighted average:	
Loan to value	**70%**
FICO scores	**727**
Net charge-offs	**0.18%**
90 days past due	**0.26%**

(1) Not including Mercantile

PNC

Home Equity Credit Trends

Delinquency Ratio 90+ Days



% of outstandings
0.45%
0.40%
0.35%
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
PNC[1]
RMA
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

Net Charge-Offs



% of average outstandings
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
PNC[1]
RMA
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

(1) Not including Mercantile

Source: The Risk Management Association ("RMA") Consumer Loan Studies, Home Equity

Well-balanced Commercial Portfolio

Composition of Commercial Portfolio

As of June 30, 2007



Commercial Other 53%
Commercial Real Estate 25%
Equipment Leasing 10%
Asset-Based 12%
Hotel 5%
Industrial 11%
Other 15%
Retail 17%
Raw Land 4%
Condo, Single Family, Residential Land 19%
Office 20%
Multi-Family 9%

CRE Portfolio Statistics	PNC	Peers
CRE/total assets(1)	10%	18%
CRE/tier 1 capital(1)	146%	244%

(1) As of March 31, 2007
Peers reflects average of the super-regional banks identified in the Appendix other than PNC

PNC

Disciplined Approach Leads to Excellent Asset Quality

Asset Quality Compared to Peers

Nonperforming Assets to Loans, Loans Held for Sale and Foreclosed Assets


0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
PNC
Peer Group
2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2004
2005
2006
2007

Net Charge-offs to Average Loans


0.50%
0.43%
0.35%
0.28%
0.20%
0.13%
0.05%
PNC
Peer Group
2Q 3Q 4Q 1Q 2Q* 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2004
2005
2006
2007

Source: SNL DataSource, PNC as reported

*PNC 2Q05 net charge-off ratio excludes $53 million loan recovery. The ratio was (0.32%) including the recovery.

Peer group reflects average of super-regional banks identified in the Appendix excluding PNC

Interest Rate Risk – Well-Positioned for this Environment

- Net interest margin expected to remain stable for the second half of 2007
- Duration of equity of approximately 3.2 years for second quarter 2007
- Less net interest income dependent due to high fee revenue contribution
- Low cost deposit franchise provides funding advantage

PNC

PNC is differentiated by…

- A history of execution
- A diversified business mix with clear strategies for growth
- A strong risk management process
- A disciplined capital deployment strategy

Disciplined Capital Deployment

Sources

- Earnings Growth
- Exiting under-performing assets
- Maintaining a moderate risk profile

Capital Flexibility →

Uses

- Investing in and growing our businesses
  - Enhancing the brand
  - Improving the customer experience
  - High return, high growth products
  - Technology and innovation
- Making Disciplined Acquisitions
  - Strategy driven
  - Value-added financial objectives
  - Appropriate risk evaluation
- Returning capital to shareholders
  - Repurchased $395 million of common stock in first half 2007
  - Increased dividend 15% in 2Q07

Summary

Well Positioned to Create Value

- A history of execution
- Clear strategies for growth
- Sound risk management processes
- Disciplined capital deployment philosophy

Cautionary Statement Regarding Forward-Looking Information

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties. We provide greater detail regarding some of these factors in our Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our first quarter 2007 Form 10-Q and other SEC reports. Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC's website at www.sec.gov and on or through our corporate website at www.pnc.com under "About PNC – Investor Relations – Financial Information."

- Our business and operating results are affected by business and economic conditions generally or specifically in the principal markets in which we do business. We are affected by changes in our customers' and counterparties' financial performance, as well as changes in customer preferences and behavior, including as a result of changing business and economic conditions.
- The value of our assets and liabilities, as well as our overall financial performance, is also affected by changes in interest rates or in valuations in the debt and equity markets. Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates, can affect our activities and financial results.
- Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund BlackRock long-term incentive plan ("LTIP") programs, as our LTIP liability is adjusted quarterly ("marked-to-market") based on changes in BlackRock's common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.
- Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.
- Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.
- Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation. Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity and funding. These legal and regulatory developments could include: (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators' future use of supervisory and enforcement tools; (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information; and (e) changes in accounting policies and principles.
- Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance and capital management techniques.
- Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.

Cautionary Statement Regarding Forward-Looking Information (continued)

- The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
- Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and financial and capital markets generally or on us or on our customers, suppliers or other counterparties specifically.
- Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock's 2006 Form 10-K, including in the Risk Factors section, and in BlackRock's other filings with the SEC, accessible on the SEC's website and on or through BlackRock's website at www.blackrock.com.

We grow our business from time to time by acquiring other financial services companies, including the pending Sterling Financial Corporation ("Sterling") and Yardville National Bancorp ("Yardville") acquisitions. Acquisitions in general present us with risks other than those presented by the nature of the business acquired. In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected. In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas. As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues. Post-closing acquisition risk continues to apply to Mercantile Bankshares Corporation as we complete the integration.

Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results. Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company. The analysts' opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC's, Yardville's, Sterling's or other company's actual or anticipated results.

PNC

Additional Information About The PNC/Sterling Financial Corporation Transaction

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.

The directors, executive officers, and certain other members of management and employees of Sterling Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation. Information about the directors and executive officers of Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

PNC

Additional Information About The PNC/Yardville National Bancorp Transaction

The PNC Financial Services Group, Inc. ("PNC") and Yardville National Bancorp ("Yardville") have filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Yardville that also constitutes a preliminary prospectus of PNC. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Yardville intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by PNC will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Yardville will be available free of charge from Yardville by contacting Howard N. Hall, Assistant Treasurer's Office, 2465 Kuser Road, Hamilton, NJ 08690 or by calling (609) 631-6223.

The directors, executive officers, and certain other members of management and employees of Yardville are participants in the solicitation of proxies in favor of the merger from the shareholders of Yardville. Information about the directors and executive officers of Yardville is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

Non-GAAP to GAAP Reconcilement

Appendix

Earnings Summary

THREE MONTHS ENDED *In millions, except per share data*	June 30, 2007 Pretax Adjustments	June 30, 2007 Net Income	June 30, 2007 Diluted EPS Impact	March 31, 2007 Pretax Adjustments	March 31, 2007 Net Income	March 31, 2007 Diluted EPS Impact	June 30, 2006 Pretax Adjustments	June 30, 2006 Net Income	June 30, 2006 Diluted EPS Impact
Net income, as reported		$423	$1.22		$459	$1.46		$381	$1.28
Adjustments:									
BlackRock LTIP (a)	$1			$(52)	(33)	(.11)			
Integration costs (b)	16	11	.03	13	8	.03	$13	5	.02
Net income, as adjusted		$434	$1.25		$434	$1.38		$386	$1.30

SIX MONTHS ENDED *In millions, except per share data*	June 30, 2007 Pretax Adjustments	June 30, 2007 Net Income	June 30, 2007 Diluted EPS Impact	June 30, 2006 Pretax Adjustments	June 30, 2006 Net Income	June 30, 2006 Diluted EPS Impact
Net income, as reported		$882	$2.67		$735	$2.47
Adjustments:						
BlackRock LTIP (a)	$(51)	(33)	(.11)			
Integration costs (b)	29	19	.07	$19	8	.03
Net income, as adjusted		$868	$2.63		$743	$2.50

(a) Includes the impact of the gain recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our 2002 LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation, as applicable.

(b) Amounts for 2007 include both Mercantile acquisition and BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC in 2007 were included in noninterest income as a negative component of the "Asset management" line item, which includes the impact of our equity earnings from our investment in BlackRock. The second quarter of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Income Statement Summary – For the Six Months Ended June 30

SIX MONTHS ENDED *In millions*	June 30, 2007 As Reported	June 30, 2007 Adjustments	June 30, 2007 As Adjusted (a)	June 30, 2006 As Reported	June 30, 2006 Adjustments	June 30, 2006 As Adjusted (b)	% Change As Adjusted	% Change As Reported
Net interest income	$1,361		$1,361	$1,112	$(7)	$1,105		
Taxable-equivalent adjustment	14		14	13		13		
Net interest income, taxable-equivalent basis	1,375		1,375	1,125	(7)	1,118		
Net interest income:								
Loans	526		526	472	(7)	465	13%	11%
Deposits	849		849	653		653	30%	30%
Noninterest Income	1,966	(48)	1,918	2,415	(666)	1,749	10%	(19%)
Total revenue, taxable equivalent basis	3,341	(48)	3,293	3,540	(673)	2,867	15%	(6%)
Loan net interest income as a % of total revenue, TE			16.0%			16.2%		
Deposit net interest income as a % of total revenue, TE			25.8%			22.8%		
Noninterest income as a % of total revenue, TE			58.2%			61.0%		
Provision for credit losses	62		62	66		66		
Noninterest income	1,966	$(48)	1,918	2,415	(666)	1,749		
Noninterest expense	1,984	(26)	1,958	2,307	(561)	1,746	12%	
Income before minority interest and income taxes	1,281	(22)	1,259	1,154	(112)	1,042		
Minority interest in income of BlackRock				41	(41)			
Income taxes	399	(8)	391	378	(79)	299		
Net income	$882	($14)	$868	$735	$8	$743	17%	

(a) Amounts adjusted to exclude the impact of the following pretax items: (1) the net mark-to-market adjustment charge totaling $1 million for the second quarter and a net effect of $51 million (consisting of the gain recognized in connection with our first quarter shares transfer net of the mark-to-market adjustment charge for both quarters) for the first six months of 2007 on our BlackRock LTIP shares obligation, and (2) Mercantile acquisition and BlackRock/MLIM transaction integration costs totaling $16 million for the second quarter and $29 million for the first six months of 2007.

(b) Amounts adjusted as if we had recorded our investment in BlackRock on the equity method and to exclude PNC's portion of BlackRock/MLIM transaction integration costs of $13 million and $19 million before taxes for the second quarter and first six months of 2006, respectively.

SIX MONTHS ENDED	June 30, 2007 As Reported	June 30, 2007 Adjustments	June 30, 2007 As Adjusted (a)	June 30, 2006 As Reported	June 30, 2006 Adjustments	June 30, 2006 As Adjusted (b)	% Change As Adjusted	% Change As Reported
Noninterest expense	1,984	(26)	1,958	2,307	(561)	1,746	12%	(14%)
Noninterest expense, excluding Mercantile expense of $156 million	1,828	(26)	1,802	2,307	(561)	1,746	3%	

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Business Segment Earnings and Operating Leverage

	Six Months Ending June 30	
	Earnings (Loss)	
Dollars in millions	2007	% of Segments
Retail Banking	$428	50%
Corporate & Institutional Banking	254	30%
BlackRock (a)	110	13%
PFPC	63	7%
Total business segment earnings	855	
Other (a)	27	
Total consolidated net income	$882	

(a) For our segment reporting presentation in management's discussion and analysis, our share of pretax BlackRock/MLIM transaction integration costs totaling $3 million for the six months ended June 30, 2007 have been reclassified from BlackRock to "Other." "Other" for the first six months of 2007 also includes $26 million of pretax Mercantile acquisition integration costs.

OPERATING LEVERAGE *SIX MONTHS ENDED*	June 30, 2007		June 30, 2006		Change	
Dollars in millions	As Reported	As Adjusted (b)	As Reported	As Adjusted (c)	As Reported	As Adjusted
Net interest income	$1,361	$1,361	$1,112	$1,105		
Noninterest income						
Asset management	355	358	890	257		
Other	1,611	1,560	1,525	1,492		
Total revenue	$3,327	$3,279	$3,527	$2,854	(6%)	15%
Noninterest expense	$1,984	$1,958	$2,307	$1,746	(14%)	12%
Operating leverage					8%	3%

(b) See note (a) on previous slide.
(c) See note (b) on previous slide.

PNC

Non-GAAP to GAAP Reconcilement

Appendix

Average Balance Sheet and Noninterest Income

$ millions	PNC Excluding Mercantile (June 30, 2007)	Mercantile (a) (June 30, 2007)	PNC As Reported (June 30, 2007)	PNC (June 30, 2006)	% Change Excluding Mercantile	% Change Including Mercantile
Average Balance Sheet for the three months ended:						
Average loans, net of unearned income						
Commercial	$20,919	$3,733	$24,652	$20,348	3%	21%
Commercial real estate	3,456	6,057	9,513	3,071	13%	210%
Consumer	16,257	1,629	17,886	16,049	1%	11%
Residential mortgages	7,437	1,090	8,527	7,353	1%	16%
Other, including total unearned income (b)	2,969	8	2,977	3,115	(5%)	(4%)
Total average loans, net of unearned income	$51,038	$12,517	$63,555	$49,936	2%	27%
Average deposits						
Interest-bearing	$51,111	$9,293	$60,404	$48,710	5%	24%
Noninterest-bearing	14,707	3,117	17,824	13,926	6%	28%
Total average deposits	$65,818	$12,410	$78,228	$62,636	5%	25%

(a) Mercantile activity is from the closing on March 2, 2007 through March 31, 2007.
(b) Includes lease financing.

Six Months Ending June 30, 2007

Dollars in millions	Retail Banking	Corporate & Institutional Banking	Other	Banking and Other	BlackRock	PFPC	Total
Net interest income (expense)	$984	$371	$15	$1,370		($9)	$1,361
Noninterest income	830	374	205	1,409	$140	417	1,966
Total Revenue	$1,814	$745	$220	$2,779	$140	$408	$3,327
Noninterest income as a % of total revenue	46%	50%	93%	51%	100%	102%	59%

PNC

Peer Group of Super-Regional Banks

Appendix

	Ticker
The PNC Financial Services Group, Inc.	PNC
BB&T Corporation	BBT
Comerica	CMA
Fifth Third Bancorp	FITB
KeyCorp	KEY
National City Corporation	NCC
Regions Financial	RF
SunTrust Banks, Inc.	STI
U.S. Bancorp	USB
Wachovia Corporation	WB
Wells Fargo & Company	WFC